PROSPECTUS SUPPLEMENT NO. 7                     FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED MAY 15, 2007)                   REGISTRATION NO. 333-124262

                           U.S. HELICOPTER CORPORATION
                        1,003,354 SHARES OF COMMON STOCK


         This prospectus supplement supplements the prospectus dated May 15, 2007, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 1,003,354 shares of common stock of U.S. Helicopter Corporation ("U.S. Helicopter" or the "Company").

         This prospectus supplement includes our Reports on Form 8-K dated March 14, 2008 and March 31, 2008, which were filed with the Securities and Exchange Commission on March 19, 2008 and April 4, 2008, respectively. The information contained in the Reports on Form 8-K included in this prospectus supplement is dated as of the dates of such reports.

         This prospectus supplement should be read in conjunction with the prospectus dated May 15, 2007, and the prospectus supplements dated May 16, 2007, August 31, 2007, January 2, 2008, January 9, 2008, February 15, 2008 and
February 29, 2008, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated May 15, 2007 and the prospectus supplements dated May 16, 2007, August 31, 2007, January 2, 2008, January 9, 2008, February 15, 2008 and February 29, 2008.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.


             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 9, 2008

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -----------------------
                                    FORM 8-K
                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        Date of report (Date of earliest event reported): March 14, 2008

                       U.S. HELICOPTER CORPORATION (Exact
                   Name of Registrant as Specified in Charter)

           Delaware                       001-32580             27-0096927
--------------------------------        --------------      -------------------
(State or Other Jurisdiction of          (Commission          (IRS Employer
Incorporation or Organization)           File Number)       Identification No.)

  6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY
                                                                           10004
--------------------------------------------------------------------------------
           (Address of Principal Executive Offices)                   (Zip Code)


       Registrant's telephone number, including area code: (212) 248-2002
                                                           --------------

                                 Not Applicable
       ------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of us under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On March 14, 2008, U.S. Helicopter Corporation ("we") entered into a Securities Purchase Agreement (the "SPA") with YA Global Investments, L.P., formerly known as Cornell Capital Partners, L.P. ("YA") pursuant to which we issued secured debentures in the principal amount of $608,000 (the "March 2008 Debenture"). The March 2008 Debenture is repayable on the earlier of (a) the closing date of the next financing to be completed by us, or (b) June 30, 2008, and accrues interest at 18% per year payable in cash. We plan to use the proceeds received in this financing for working capital.


In connection with the March 2008 Debenture, we entered into an amended security agreement with YA pursuant to which we continued the security interest of YA in all our assets which we granted in connection with debentures issued by us to YA in August 2004.

Commissions to YA in connection with this transaction included monitoring, structuring and legal fees in the total amount of $30,000.

The purpose of the March 2008 Debenture financing was to provide working capital to us pending completion of a larger financing. We have been seeking $20.0 million of long term equity financing during the past several months. We are also in the process of seeking additional bridge financing of up to $1.9 million. We have met with a number of strategic investors who have experience in long term aviation finance. We believe that we will conclude such a financing on or before July 31, 2008. We cannot provide assurance, however, that we will be successful in obtaining the required short-term bridge financing or long-term equity financing that we are seeking on a timely basis or at all.

Issuance of the securities sold was exempt from registration pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The securities were sold to accredited investors in private transactions without the use of any form of general solicitation or advertising. The underlying securities are "restricted securities" subject to applicable limitations on resale.

ITEM 2.03.   CREATION OF A DIRECT FINANCIAL OBLIGATION.

See Item 1.01 above.


ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS (d) EXHIBITS


10.89    Securities Purchase Agreement dated March 14, 2008 between U.S. Helicopter          (1)
         Corporation and YA Global Investments, L.P. (Exhibits and Schedules Omitted)

10.90    Secured Convertible Debenture dated March 14, 2008 in the principal amount of       (1)
         $608,000

10.91    Amendment No. 3 to Amended & Restated Security Agreement dated March 14, 2008       (1)
         between U.S. Helicopter Corporation and YA Global Investments, L.P.

(1)      Exhibit filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 19, 2008


                                           U.S. HELICOPTER CORPORATION
                                           (Registrant)



                                           By:        /S/ GEORGE J. MEHM, JR.
                                                    ----------------------------
                                                    George J. Mehm, Jr.
                                                    Sr. Vice President and
                                                    Chief Financial Officer

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                    FORM 8-K
                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        Date of report (Date of earliest event reported): March 31, 2008

                           U.S. HELICOPTER CORPORATION
               (Exact Name of Registrant as Specified in Charter)

             Delaware                    001-32580              27-0096927
  -------------------------------       ------------       -------------------
  (State or Other Jurisdiction of       (Commission           (IRS Employer
  Incorporation or Organization)        File Number)       Identification No.)

        6 East River Piers, Suite 216,
   Downtown Manhattan Heliport, New York, NY                     10004
   -----------------------------------------                     -----
    (Address of Principal Executive Offices)                   (Zip Code)

       Registrant's telephone number, including area code: (212) 248-2002

                                 Not Applicable
          -------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of us under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

                SECTION 1 -- REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

(A) $1,250,000 CONVERTIBLE DEBENTURE FINANCING

On April 1, 2008, U.S. Helicopter Corporation ("we") received gross proceeds totaling $1,250,000 from YA Global Investments, L.P., formerly known as Cornell Capital Partners, L.P. ("YA") pursuant to a Securities Purchase Agreement dated March 31, 2008 (the "March 2008 SPA"). Pursuant to the March 2008 SPA, we issued convertible debentures in the principal amount of $1,250,000 (the "March 2008 Debenture"). The March 2008 Debenture bears interest at a rate of 18% per annum and is convertible into shares of our common stock at the option of YA any time up to maturity at a conversion price equal to the lesser of $0.30 or 80% of the lowest closing bid price of our common stock during the 15 trading days immediately preceding the conversion date. The March 2008 Debenture is repayable as of the earlier of September 30, 2008 or (b) on the closing date of the next equity financing completed by us resulting in not less than $5.0 million in gross proceeds. We used approximately $613,000 of the proceeds received in connection with the March 2008 Debenture to repay all amounts due and owing under a debenture issued to YA on March 14, 2008. We plan to use the remaining proceeds received in this financing for working capital.

Pursuant to the March 2008 SPA, we also issued warrants to YA to purchase a total of 2,783,333 shares of our common stock with an exercise price of $0.01 per share. The warrants are exercisable for a period of five years.

We entered into an amended security agreement with YA pursuant to which we continued the security interest of YA in all our assets which we granted in connection with debentures issued by us to YA in August 2004.

We have agreed to include the shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants issued in this transaction in the event we determine to file a registration statement other than on Form S-4 or Form S-8 and YA elects to include the shares issuable upon conversion of the debentures and upon exercise of the warrants in such registration statement.

Fees and expenses paid in connection with this transaction included a monitoring fee of $78,750 to Yorkville Advisors, LLC. We also paid structuring fees to Yorkville Advisors, LLC in the amount of $25,000.

As a condition to closing the March 2008 Debenture transaction, YA and certain of our bridge lenders (the "Bridge Lenders") were required to enter into a Subordination Agreement providing that payment by us of the bridge loans made by the Bridge Lenders in the aggregate amount of $350,000 shall be subordinate to our repayment of a total of $6,250,000 of indebtedness owed to YA.

As an additional condition to closing the March 2008 Debenture transaction, our five most senior executive officers (collectively, "Management") agreed to continue pre-existing reductions of their salaries by 20% until such time as we repaid a total of $6,250,000 from proceeds to be received by us in an institutional private placement (the "YA Repayment"). After we make such repayments, Management's salaries may be reinstated in full, and all unpaid salary amounts may be issued to Management in the form of shares of our common stock at a price equal to the greater of the volume weighted average price of our common stock as quoted by Bloomberg, LP on the day prior to the YA Repayment or $0.50 per share. Each Management member has the option, however, to receive payment of such unpaid salary in cash to the extent of such Management member's contribution to the Common Stock Purchase once the total indebtedness owed by us to YA is reduced by $6.25 million or more.

(B) AMENDMENT OF PRIOR DEBENTURES AND WARRANTS

On March 31, 2008, we amended the terms of three secured convertible debentures previously issued to YA on March 31, 2006 (in the remaining principal amount of $5.9 million), November 3, 2006 (in the principal amount of $2.75 million) and March 30, 2007 (in the remaining principal amount of $844,836) (collectively, the "Prior Debentures"). The Prior Debentures contained conversion prices equal to the lesser of $0.50 per share or 95% of the lowest daily volume weighted average price of our common stock for the 30 days prior to the notice of exercise ("Fair Market Value"), and provided for an adjustment in the conversion price in the event that we completed a financing whereby the price per share of our common stock (or its equivalent on an as-converted basis) was less than the conversion price of the Prior Debentures. As required by the terms of the Prior Debentures and in light of prior financings completed by us, we amended the terms of the Prior Debentures to provide for a conversion price equal to the lesser of $0.30 per share or 95% of the Fair Market Value of our common stock.

In addition, on August 24, 2007, we amended certain warrants previously issued to YA in connection with certain convertible debenture financings to purchase up to an aggregate of 9,452,774 shares of our common stock (the "Prior Warrants"). The Prior Warrants contained an exercise price of $0.50 per share. The Prior Warrants provided for an adjustment in the exercise price and the number of shares issuable under the Prior Warrants in the event that we completed a financing whereby the price per share of our common stock (or its equivalent on an as-converted basis) was less than the exercise price of the applicable Prior Warrant. In light of prior financings completed by us and in accordance with the terms of the Prior Warrants, we amended the Prior Warrants to provide for an exercise price of $0.30 per share.

(C) $1,250,000 WARRANT FINANCING

On April 1, 2008, we received gross proceeds totaling $1,250,000 from Kuwait Holding, KSC ("KH") pursuant to a Securities Purchase Agreement dated March 25, 2008 and entered into on April 1, 2008 (the "KH SPA"). Pursuant to the KH SPA, we issued two warrants to purchase an aggregate of 6,950,000 shares of our common stock, which have an exercise price of $0.01 per share and a term of five years from the date of issuance (the "KH Warrants"). KH also received piggyback registration rights in connection with the shares of common stock issuable upon exercise of the KH Warrants.

The purpose of the March 2008 Debenture financing and the KH financing was to provide working capital to us pending completion of a larger institutional private placement financing. We have been seeking $20.0 million of long-term equity financing during the past several months. We are also in the process of seeking additional bridge financing of up to $0.5 million. We have met with a number of strategic investors who have experience in long term aviation finance. We believe that we will conclude such long-term equity financing on or before July 31, 2008. We cannot provide assurance, however, that we will be successful in obtaining the required short-term bridge financing or long-term equity financing that we are seeking on a timely basis or at all.

Issuance of the securities sold was exempt from registration pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The securities were sold to accredited investors in private transactions without the use of any form of general solicitation or advertising. The underlying securities are "restricted securities" subject to applicable limitations on resale.

                       SECTION 2 -- FINANCIAL INFORMATION

ITEM 2.03. CREATION OF A DIRECT FINANCIAL OBLIGATION.

See Item 1.01(a) above.

                   SECTION 3 -- SECURITIES AND TRADING MARKETS

ITEM 3.02. UNREGISTERED SALES OF EQUITY SECURITIES

See Item 1.01 above.

                            SECTION 8 -- OTHER EVENTS

ITEM 8.01. OTHER EVENTS

      On April 3, 2008, we issued the following press release announcing the Company's completion of the transactions described above:

U.S. HELICOPTER ANNOUNCES $2.5 MILLION STRATEGIC EQUITY INVESTMENT

NEW YORK, APRIL 3, 2008 /PRNewswire-FirstCall/ -- U.S. Helicopter Corporation (OTC Bulletin Board: USHP) (the "Company") announced today the completion of a strategic equity investment with a group of the Company's existing shareholders (the "Investors") resulting in the receipt of $2.5 million in gross offering proceeds.

The Company received gross proceeds of $1.25 million from each of its two strategic investors. In connection with the financing, the Company issued to one investor a secured convertible debenture in the principal amount of $1.25 million and a warrant to purchase up to 2,783,333 shares of the Company's common stock, and issued to the second investor two warrants to purchase up to an aggregate of 6,950,000 shares of the Company's common stock. The $1.25 million convertible debenture is convertible at the investor's option at a price equal to the lower of $0.30 per share or 80% of the lowest closing bid price of the Company's common stock during the 15 days prior to the conversion date, subject to adjustment and as determined in accordance with the terms of the debenture. In addition, the $1.25 million debenture provides for an annual interest rate of 18% and a maturity date on the earlier of September 30, 2008 or the closing of the Company's next equity financing resulting in not less than $5.0 million in gross proceeds. The Company is obligated to use approximately $613,000 of the proceeds from the $1.25 million convertible debenture to pay principal and accrued interest due on the debenture issued by the Company to the same investor on March 14, 2008. All warrants have an exercise price of $0.01 per share and an exercise term of five years from the date of issuance.

"We are grateful to our strategic investor partners for this investment, which represents yet another tremendous vote of confidence in U.S. Helicopter by our investor base," said Jerry Murphy, CEO and President of the Company. Murphy continued, "The funding will allow us to continue implementing our business plan to achieve our goals of expanding our operations in the New York-area market and beyond with our Global Airline Partners Continental and Delta Airlines and to add a fifth aircraft to our fleet. In addition, the new $2.5 million investment will help position the Company to complete a larger institutional raise which was one of the pre-conditions to an institutional investment. The Company also continues to focus its efforts with new airline partners that have long-haul flights into and out of the New York Metropolitan Area Airports who can utilize the Company's shuttle service to enhance their product offering and attract greater market share."

ABOUT US HELICOPTER

US Helicopter (OTC Bulletin Board: USHP) is the first scheduled airline helicopter service between Manhattan, JFK and Newark Airports in more than two decades. Presently, US Helicopter operates 290 weekly flights to/from the Downtown Manhattan Heliport, Atlantic Metroport at East 34th Street, JFK International Airport and Newark Liberty International Airport, as well as service to/from Bridgeport Sikorsky Memorial Airport serving Fairfield and New Haven counties.

Founded in 2003, US Helicopter provides scheduled, reliable, fast and affordable helicopter transportation designed to meet the needs of time-sensitive business travelers. All flights utilize state-of-the-art Sikorsky S-76 helicopters configured for eight passengers and staffed with two pilots. US Helicopter Scheduled Airline Service is designed for business travelers ... "because you're too important to wait." For more information please visit our website at www.flyush.com

                                       ###

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS:

The foregoing contains "forward-looking statements", which are based on management's beliefs, as well as on a number of assumptions concerning future events and information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside US Helicopter's control that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see US Helicopter's filings with the Securities and Exchange Commission. US Helicopter disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                 SECTION 9 -- FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

10.92     Securities Purchase Agreement dated March 31, 2008 between         (1)
          U.S. Helicopter Corporation and YA Global Investments, L.P.
          (Exhibits and Schedules Omitted)

10.93     Secured Convertible Debenture dated March 31, 2008 in the          (1)
          principal amount of $1,250,000

10.94     Amendment No. 4 to Amended & Restated Security Agreement           (1)
          dated March 31, 2008 between U.S. Helicopter Corporation and
          YA Global Investments, L.P.

10.95     Warrant to Purchase up to 2,783,333 Shares of U.S.                 (1)
          Helicopter Corporation Common Stock issued to YA Global
          Investments, L.P.

10.96     Amendment to Secured Convertible Debenture Nos. CCP-1,             (1)
          USHP-3-1, USHP-4-1 dated March 31, 2008

10.97     Amendment Number 1 to Warrants Nos. USHP-1 Amended, USHP-2         (1)
          Amended, USHP-3 Amended, USHP-4 Amended, USHP-5 Amended,
          USHP-6-1 dated March 31, 2008

10.98     Form of Salary Reduction Agreement                                 (1)

10.99     Form of Subordination Agreement dated as of March 31, 2008         (1)
          by and among YA Global Investments, L.P., John Turner,
          Barbara & Eddie Holder JTWROS, Paint Masters and U.S.
          Helicopter Corporation

10.100    Securities Purchase Agreement dated March 25, 2008 between         (1)
          U.S. Helicopter Corporation and Kuwait Holding, KSC
          (Exhibits and Schedules Omitted)

10.101    Warrant to Purchase up to 4,166,667 Shares of U.S.                 (1)
          Helicopter Corporation Common Stock issued to Kuwait
          Holding, KSC

10.102    Warrant to Purchase up to 2,783,333 Shares of U.S.                 (1)
          Helicopter Corporation Common Stock issued to Kuwait
          Holding, KSC

(1) Exhibit filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 4, 2008

                                      U.S. HELICOPTER CORPORATION
                                      (Registrant)


                                      By: /s/ George J. Mehm, Jr.
                                          --------------------------------------
                                          George J. Mehm, Jr.
                                          Sr. Vice President and Chief Financial
                                          Officer